UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 2025

Commission File Number: 001-39466

XPENG INC.

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Press release: XPENG Files 2024 Annual Report on Form 20-F

Exhibit 99.2	Press release: XPENG Publishes 2024 Environmental, Social and Governance Report

Exhibit 99.3	XPeng Inc. 2024 Environmental, Social and Governance Report

Exhibit 99.4	XPeng Inc. 2024 Hong Kong Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPENG INC.

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: April 16, 2025